UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2002

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 001-01011

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS

CORPORATION AND AFFILIATED COMPANIES

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS CORPORATION

ONE CVS DRIVE

WOONSOCKET, RI 02895

REQUIRED INFORMATION

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CORPORATION AND AFFILIATED COMPANIES

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2002 AND 2001

INDEPENDENT AUDITORS’ REPORT

The Administrative Committee of The 401(k) Plan and

the Employee Stock Ownership Plan of

CVS Corporation and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the financial statements, effective April 9, 2002, The 401(k) Profit Sharing Plan of CVS Corporation was merged into the CVS Corporation and Subsidiaries Employee Stock Ownership Plan, and the name of the CVS Corporation and Subsidiaries Employee Stock Ownership Plan was changed to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

June 2, 2003

Providence, Rhode Island

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments (note 7):
Guaranteed insurance contracts (note 2(b))	$230,459,757	—
Equities	506,499,003	334,769,115
Investments in pooled funds	435,517,598	—
Short term investments	2,685,037	2,563,412
Loans to participants (note 3)	37,727,331	—

	1,212,888,726	337,332,527

Receivables:
Interest (note 2(g))	1,508,186	3,967
Dividends (note 2(g))	1,582,046	—
Employer contributions (note 1(d))	7,075,868	—
Employee contributions (note 1(d))	7,814,349	—

	17,980,449	3,967

Total assets	1,230,869,175	337,336,494

Liabilities:
Notes payable (note 1(e))	194,400,000	219,900,000
Accrued expenses and other liabilities	3,725,359	94,168

	198,125,359	219,994,168
Net assets available for plan benefits	$1,032,743,816	117,342,326

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment activity:
Interest income (note 2(g))	$10,508,821	98,620
Dividend income (note 2(g))	30,198,617	19,061,137
Realized (losses)/gains (note 4)	(23,443,535)	5,866,809
Unrealized losses (note 4)	(186,248,269)	(353,829,292)

Total investment activity	(168,984,366)	(328,802,726)

Contributions:
Employer contributions (note 1(d))	46,092,160	22,971,471
Employee contributions (note 1(d))	80,201,208	—

Total contributions	126,293,368	22,971,471

Transfer in from 401(k) Plan	1,050,013,103	—

Deductions:
Benefits paid to participants (notes 1(g) and 2(c))	68,066,541	10,592,469
Net loans issued (note 3)	903,328	—
Interest expense	18,735,480	20,499,120
Administrative expenses	3,986,706	404,212
Other deductions	228,560	288,510

Total deductions	91,920,615	31,784,311

Net increase (decrease) for the year	915,401,490	(337,615,566)
Net assets beginning of the year	117,342,326	454,957,892

Net assets end of the year	$1,032,743,816	117,342,326

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the Plan Committee) of not less than three persons appointed by the board of directors of CVS Corporation (“CVS” or “the Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Plan Committee has appointed an administrator (the Administrator), and a trustee (the Trustee). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee and the Administrator.

Effective April 9, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the 401(k) Plan) was merged into this Plan, and the name of this plan was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan (the ESOP) to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 9, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of The 401(k) Plan have been paid from the Plan. Changes in net assets available for plan benefits shown in these financials include the changes related to the ESOP plan for the entire year, and changes related to The 401(k) plan from April 10, 2002 through December 31, 2002. See note 2(a) for further breakdown between ESOP and 401(k) assets.

The ESOP Plan and the 401(k) Plan were established as of January 1, 1989.

(b)	Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee, or

•	Completion of 12 months of service beginning on the employee’s enrollment date with at least 1,000 hours worked, or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

“Employees” referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no U.S. earned income from the Company,

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership),

•	A leased employee (as defined in the Internal Revenue Code),

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

•	A temporary employee (as determined by the Company) or

•	An independent contractor or consultant (as defined by the Company).

(c)	Leveraged ESOP Transaction

On June 23, 1989, the ESOP Plan borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term. The loan to the ESOP Plan is guaranteed by CVS. The ESOP Plan used the proceeds of the loan to purchase 6,688,494 shares of CVS Corporation Series One ESOP Convertible Preference Stock (ESOP Preference Stock). Each share of ESOP Preference Stock is convertible into shares of CVS common stock at the election of the Plan’s Trustee. The conversion rate is 2.314 shares of CVS common stock for each share of ESOP Preference Stock. Shares of ESOP Preference Stock converted into common stock and retired amounted to 144,785 and 118,956 shares in 2002 and 2001, respectively. The annual dividend on the ESOP Preference Stock is $3.90 per share.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate is 8.52%.

As of December 31, 2002, annual maturities of notes payable are as follows:

Amount
Year ending December 31:
2003	$31,200,000
2004	22,300,000
2005	26,900,000
2006	31,900,000
2007	37,600,000
Thereafter	44,500,000

$194,400,000

As the Plan makes principal payments, a specified percentage of ESOP Preference Stock is allocated to participants’ accounts. The borrowing is collateralized by the unallocated shares of ESOP Preference Stock. The lenders have no rights against the shares once they are allocated to participants’ accounts.

(d)	Contributions

If the amount of a scheduled debt payment due by the Plan on its notes payable outstanding is in excess of the cash available to the Plan from dividends, CVS contributes to the Plan the amount of the difference. Prior to April 9, 2002, no participant was required, or permitted, to make any contributions under the Plan.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

Effective April 9, 2002 (upon merger with the 401(k) Plan), participants may elect to have CVS contribute to their accounts from 1% to 15 % of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 15% of annual compensation or the maximum allowed by the Internal Revenue Code (the Code), whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $11,000 for 2002 and $10,500 for 2001.

Effective April 1, 2000, the 401(k) Plan amended the employer matching contribution to 50% of the first 5% of pre-tax compensation contributed. In conjunction with this amendment, the ESOP was amended so that an additional match of 50% of the first 5% of pre-tax compensation is contributed to the ESOP in ESOP shares. As of April 1, 2000, overall, CVS matched 100% up to 5%, paid 50% to the employee’s 401(k) Plan account monthly, and 50% to the employee’s ESOP account at year end if the employee is actively employed at that time. The ESOP portion of the match may be diversified into other 401(k) investment elections any time after it has been made. Upon the merger of the two plans, this matching contribution agreement was not changed.

(e)	Participant’s Account

Each participant’s account is credited with an allocable share of the Plan’s investments, ESOP Preference Stock, and any unrealized appreciation or depreciation of those investments. The total amount of new shares to be allocated each year is calculated by multiplying the ratio of each year’s debt service payments to total current and future debt service payments by the total number of unallocated shares of ESOP Preference Stock in the Plan. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in 1(d) above.

Cash dividend payments on ESOP Preference Stock are used to make debt service payments and are not allocated to participant’s accounts. Shares of ESOP Preference Stock are allocated to a participant based upon the cash dividend amount for shares allocated to the participant’s account, divided by the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS common stock at the time of allocation. Shortfalls in the number of shares allocated to participants and new shares to be allocated based on debt retirements are alleviated by the use of forfeited shares as described in (i) below. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account (see (g) below).

(f)	Vesting

Participants become fully vested in Company contributions made to their accounts prior to January 1, 2002, upon the completion of five years of credited service. For Company contributions made after January 1, 2002, and the related earnings, participants will vest after three years.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in note 1(d).

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

(g)	Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years, with interest payable at a reasonable rate as determined by the Plan Committee. The beneficiary may elect to receive their ESOP payment in shares of CVS common stock or in cash at $53.45 per ESOP share or the fair market value of a share of CVS common stock at the time of the distribution times a factor of 2.314, whichever is greater.

(h)	Administrative Expenses

Administrative expenses specifically attributable to the Plan, and not covered by forfeitures, were funded by the Plan for 2002 and 2001. Trustees fees were paid by the Plan for 2002 and 2001.

(i)	Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS shall contribute the balance required for that purpose.

Approximately 35,338 and 126,524 shares of ESOP Preference Stock previously allocated to participant accounts were forfeited during 2002 and 2001, respectively, and have been applied as of December 31, 2002 and 2001. Forfeitures restored to participants in ESOP Preference Stock upon resumption of employment for 2002 and 2001 were approximately 6,241 and 5,145 shares of ESOP Preference Stock, respectively.

Cash forfeitures for 2002 were $1,019,525. Cash forfeitures restored to participants upon resumption of employment for 2002 were approximately $107,558.

(j)	Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within the investments listed below. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund (Vanguard Index 500 Portfolio Fund)

This fund’s objective is to replicate the total return of the Standard and Poor’s 500 Index by investing in the stocks that make up the Index. The Standard and Poor’s (S&P) 500 Index consists mainly of large companies and represents about 75% of the U.S. stock market value.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

Diversified Bond (PIMCO Total Return Admin Fund)

This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis while maintaining an overall risk similar to the Index. Investments may include government and corporate debt securities, mortgage and other asset backed securities, money market instruments, and derivatives.

International Equity Fund (Templeton International Fund)

This fund’s investment objective is long-term capital growth through participation in stock markets outside the U.S. The fund invests primarily in the common stock of companies based in more developed countries, but may also include investments in developing countries.

Small Cap Growth Fund (Invesco Small Company Growth Fund)

This fund seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies.

Global Equity (Janus Worldwide Fund)

This fund seeks long-term growth of capital by investing in a diversified portfolio of foreign and domestic companies. The fund tries to outperform the Morgan Stanley Capital International (MSCI) World Index, which measures the performance of U.S. and international stock markets.

Small Cap Value (Galaxy Small Cap Value Fund)

This fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies that are believed to either offer superior earnings growth or appear to be undervalued. This fund is benchmarked by the Russell 2000 Index.

Growth and Income Fund (J & W Seligman Large Cap Value Fund)

This fund seeks long-term capital growth and dividend income through participation in the stock market. The fund invests primarily in the common stock of U.S. based, well-established medium to large size companies.

Large Cap Growth Fund (Columbus Circle Core Equity Fund)

This investment objective is long-term capital growth, through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the U.S. and that represent industries expected to outperform the stock market as a whole.

Conservative Lifestyle Fund (various managers)

This fund is for people who will need access to their money in less than five years. Approximately 70% of the fund is invested in fixed-income or low-risk investments. The remaining 30% is invested in stock-oriented mutual funds or moderate-risk investments.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

Moderate Lifestyle Fund (various managers)

This fund is for less conservative investors who can keep their money invested for at least five years. Because stocks make up approximately 60% of the fund’s mix, the fund has more exposure to the fluctuations in the stock market than the Conservative fund. The remaining 40% is invested in bonds.

Aggressive Lifestyle Fund (various managers)

This fund is for those individuals who can keep their money invested for at least ten years or those who are willing to accept a greater level of risk in return for greater possible reward. Therefore, 80% of the fund is invested in stocks and the remaining 20% is invested in fixed-income securities.

CVS Corporation Common Stock Fund

This fund was established as a result of the transfer of assets from the Revco D.S., Inc. 401(k) Plan during 1997. The Plan may, at the discretion of the Plan Committee, offer a company stock fund as one of the available investment funds for employee and employer contributions. The fund holds CVS common stock. This fund seeks long-term growth and dividend income by purchasing shares of CVS common stock. Because the fund invests in only one company, it is considered a high-risk investment with potential for large rewards.

Investment Contract Fund (managed by State Street Bank & Trust Co.)

This fund seeks to preserve capital, while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly rated (AA or higher) insurance company and bank investment contracts.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The following table presents the breakdown of net assets available for plan benefits between the 401(k) Plan and the ESOP as of December 31, 2002. As of December 31, 2001 all assets and liabilities relate to the ESOP.

	401(k) Plan	ESOP	Total
Assets:
Investments:
Guaranteed insurance contracts	$230,459,757	$—	$230,459,757
Equities	232,463,899	274,035,104	506,499,003
Investments in pooled funds	435,517,598	—	435,517,598
Short term investments	—	2,685,037	2,685,037
Loans to participants	37,727,331	—	37,727,331

	936,168,585	276,720,141	1,212,888,726

Receivables
Interest	1,503,885	4,301	1,508,186
Dividends	1,582,046	—	1,582,046
Employer contributions	7,075,868	—	7,075,868
Employee contributions	7,814,349	—	7,814,349

	17,976,148	4,301	17,980,449

Total assets	954,144,733	276,724,442	1,230,869,175

Liabilities:
Notes payable	—	194,400,000	194,400,000
Accrued expenses and other liabilities	3,722,182	3,177	3,725,359

Total liabilities	3,722,182	194,403,177	198,125,359

Net assets available for plan benefits	$950,422,551	82,321,265	1,032,743,816

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

The following table presents the net assets available for ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated), and

•	Stock not yet allocated to employees (Unallocated)

	As of December 31, 2002			As of December 31, 2001
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
CVS Corporation Series One ESOP Convertible Preference Stock, at market value (2,521,926 allocated and 2,220,760 unallocated shares in 2002 and 2,285,020 allocated and 2,602,451 unallocated shares in 2001)	$145,718,319	128,316,785	274,035,104	156,510,181	178,252,274	334,762,455
CVS Corporation Common Stock, at market value (0 shares allocated in 2002, and 225 shares allocated in 2001)	—	—	—	6,660	—	6,660
Interest receivable	4,300	1	4,301	3,911	56	3,967
Short term investments, at market value, and cash	2,683,959	1,078	2,685,037	1,729,091	834,321	2,563,412

Total assets	148,406,578	128,317,864	276,724,442	158,249,843	179,086,651	337,336,494

Liabilities
Notes payable	—	(194,400,000)	(194,400,000)	—	(219,900,000)	(219,900,000)
Other payables	(3,177)	—	(3,177)	(94,168)	—	(94,168)

Total Liabilities	(3,177)	(194,400,000)	(194,403,177)	(94,168)	(219,900,000)	(219,994,168)

Net assets (liabilities) available for plan benefits	$148,403,401	(66,082,136)	82,321,265	158,155,675	(40,813,349)	117,342,326

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

The following table presents the breakdown of the changes in net assets available for plan benefits between the 401(k) Plan and the ESOP for the year-ended December 31, 2002. The changes in net assets available for plan benefits for the year ended December 31, 2001 all relate to the ESOP.

	401(k) Plan	ESOP	Total
Investment activity:
Interest income	$10,439,710	$69,111	$10,508,821
Dividend income	11,702,142	18,496,475	30,198,617
Realized (losses) gains	(27,030,773)	3,587,238	(23,443,535)
Unrealized losses	(134,660,830)	(51,587,439)	(186,248,269)

Total investment activity	(139,549,751)	(29,434,615)	(168,984,366)

Contributions:
Employer contributions	21,186,705	24,905,455	46,092,160
Employee contributions	80,201,208	—	80,201,208

Total contributions	101,387,913	24,905,455	126,293,368

Transfer of assets from 401(k)	1,050,013,103	—	1,050,013,103

Deductions:
Benefits paid to participants	(56,847,745)	(11,218,796)	(68,066,541)
Net loans issued	(903,328)	—	(903,328)
Interest expense	—	(18,735,480)	(18,735,480)
Administrative expenses	(3,866,623)	(120,083)	(3,986,706)
Other credits (deductions)	188,982	(417,542)	(228,560)

Total deductions	(61,428,714)	(30,491,901)	(91,920,615)
Net increase (decrease) for the year	950,422,551	(35,021,061)	915,401,490

Net assets beginning of the year	—	117,342,326	117,342,326

Net assets end of the year	$950,422,551	$82,321,265	$1,032,743,816

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

The following table presents the changes in net assets available for ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated), and

•	Stock not yet allocated to employees (Unallocated)

	Year ended December 31, 2002			Year ended December 31, 2001
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions (deductions)
Allocation of CVS Corporation Series One ESOP Convertible Preference Stock, at liquidation value (381,691 shares and 355,492 shares in 2002 and 2001, respectively)	$20,401,393	(20,401,393)	—	$19,001,027	(19,001,027)	—
Interest income	68,923	188	69,111	98,362	258	98,620
Dividend income	—	18,496,475	18,496,475	—	19,061,137	19,061,137
Employer contribution	(62)	24,905,517	24,905,455	—	22,971,471	22,971,471
Realized gain	3,587,238	—	3,587,238	5,866,809	—	5,866,809
Unrealized loss	(22,053,345)	(29,534,094)	(51,587,439)	(140,829,642)	(212,999,650)	(353,829,292)

Total additions (deductions)	2,004,147	(6,533,307)	(4,529,160)	(115,863,444)	(189,967,811)	(305,831,255)

Deductions:
Benefits paid to participants	(11,218,796)	—	(11,218,796)	(10,592,469)	—	(10,592,469)
Interest expense	—	(18,735,480)	(18,735,480)	—	(20,499,120)	(20,499,120)
Administrative expenses	(120,083)	—	(120,083)	(404,212)	—	(404,212)
Miscellaneous	(417,542)	—	(417,542)	(288,510)	—	(288,510)

Total deductions	(11,756,421)	(18,735,480)	(30,491,901)	(11,285,191)	(20,499,120)	(31,784,311)

Net decrease for year	(9,752,274)	(25,268,787)	(35,021,061)	(127,148,635)	(210,466,931)	(337,615,566)
Net assets (liabilities) available for plan benefits:
Beginning of year	158,155,675	(40,813,349)	117,342,326	285,304,310	169,653,582	454,957,892

End of year	$148,403,401	(66,082,136)	82,321,265	$158,155,675	(40,813,349)	117,342,326

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

(b)	Investment Valuation

The value of the investments in the 401(k) portion of the Plan held at December 31, 2002 is based on the fair value of the underlying funds and contracts. The value fluctuates in response to various factors including, but not limited to, the price of the shares in the underlying funds, dividends paid, earnings and losses, and the mix of assets in the respective fund. The fair value for the guaranteed insurance contracts at December 31, 2002 is $246,117,439. The average yield for 2002 was 5.87%.

Short-term investments, which consist primarily of cash and cash equivalents, and loans to participants, are valued at fair value.

The ESOP portion of the Plan invests its funds primarily in ESOP Preference Stock. The investment in ESOP Preference Stock is carried at the higher of the cash liquidation value of $53.45 or 2.314 times the market value of an equivalent share of CVS common stock. The market value of CVS common stock was $24.97 and $29.60 per share at December 31, 2002 and 2001, respectively.

(c)	Benefits Paid

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(e)	Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(f)	Purchase and Sale of Securities

Purchase and sales of securities are made on a trade-date basis.

(g)	Investment Income

Dividend and interest income is recorded when earned.

(3)	Loans to Participants

Prior to merger with the 401(k) Plan, loans were not allowed from the Plan. Effective April 9, 2002, under the amended terms of the Plan, participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime rate plus 1%.

(4)	Investment Policy

At December 31, 2002 and 2001, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in note 1(j) based on Employee’s elections. The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in commingled funds held by a bank-administered trust fund. These commingled funds are also used to account for and administer participants’ loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Net unrealized appreciation (depreciation) represents the net difference between the fair value of the investment and its historical cost basis if purchased during the plan year or the change in its fair value during the Plan year. During 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) experienced net appreciation (depreciation) as follows:

	2002		2001
	Realized	Unrealized	Realized	Unrealized
401(k) Plan	$(27,030,773)	(134,660,830)	—	—
ESOP	3,587,238	(51,587,439)	5,866,809	(353,829,292)

	$(23,443,535)	(186,248,269)	5,866,809	(353,829,292)

(5)	Plan Termination and Related Commitments

Although it has not expressed any intention to do so, CVS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If CVS terminates the Plan, all participants in the Plan would become fully vested.

(6)	Federal Income Taxes

The Plan is qualified pursuant to Section 401(a) and 4975 (e)(7) of the Internal Revenue Code (the Code), and the trust established under the Plan to hold the Plan’s assets is exempt from Federal income taxes pursuant to Section 501(a) of the Code; accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan’s sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2002 and 2001

(7)	Investment Valuation

The following represents total investments related to the 401(k) Plan segregated by investment type. Investments that represent 5% or more of the fair value of the Plan’s assets are marked by an asterisk (*).

	2002		2001
Mutual Funds:
Vanguard Index Trust 500 Portfolio Fund	$135,135,823	*	—
PIMCO Total Return Admin Fund	117,749,685	*	—
Templeton International Fund	46,787,266		—
Invesco Small Company Growth Fund	12,657,016		—
Janus Worldwide Fund	30,831,850		—
Galaxy Small Cap Value Fund	84,412,653	*	—
J & W Seligman Large Cap Value Fund	88,125,613	*	—
Columbus Circle Core Equity Fund	115,048,070	*	—
CVS Corporation Common Stock Fund	621,277		6,660
CVS Corporation ESOP Common Stock	36,283,987		—
Commingled Fund	328,257		—

	667,981,497		6,660
Loans to participants	37,727,331		—
Guaranteed insurance contracts	230,459,757	*	—
Allocated: CVS Corp Series One ESOP Convertible Stock	145,718,319	*	156,510,181	*
Short term investments	2,683,959		1,729,091
Unallocated: CVS Corp Series One ESOP Convertible Stock	128,316,785	*	178,252,274	*
Short term investments	1,078		834,321

	$1,212,888,726		337,332,527

(8)	Transfer of Asset from 401(k) Plan

The transfer of assets from the 401(k) Plan to the ESOP Plan was not a physical transfer, and the assets are still held separately in various Bank of New York accounts.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year)

December 31, 2002

Fund	Par value/ number of shares	Identity Of Investment	Description	Cost	Current Value
Loans to participants	—	Loans to participants*	Prime plus 1% at loan request date	$—	$37,727,331

Commingled	325,385	Bank of New York*	Collective Short-Term Investment
			Fund Non-Discretionary	325,385	325,385
	64	Comcast Corp	Common Stock	—	1,508
	39	AT&T Corp	Common Stock	—	1,018
	61	AT&T Wireless Svsc Inc.	Common Stock	—	346

Commingled Subtotal					328,257

Lifestyle Conservative	57,936	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	5,940,622	4,660,909
	830,369	PIMCO Total Return Admin Fund	Mutual Fund	8,719,702	8,860,034
	15,022,936	State Street Bank	Various GICs held at State Street; due 9/15/05	15,022,936	15,022,936

Lifestyle Conservative Subtotal					28,543,879

Lifestyle Moderate	104,666	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	11,246,912	8,420,366
	2,490,549	PIMCO Total Return Admin Fund	Mutual Fund	25,983,835	26,574,162
	799,404	Templeton International Fund	Mutual Fund	7,595,377	6,689,365
	605,949	Liberty Small Cap Value Fund	Mutual Fund	8,306,853	7,665,261
	8,314,210	State Street Bank	Various GICs held at State Street; due 9/15/05	8,314,210	8,314,210

Lifestyle Moderate Subtotal					57,663,364

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year ) (Continued)

December 31, 2002

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Current value
Lifestyle Aggressive	79,610	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	8,471,081	6,404,657
	1,862,177	PIMCO Funds Return Admin Fund	Mutual Fund	19,387,032	19,869,427
	1,346,855	Templeton International Fund	Mutual Fund	12,839,957	11,270,402
	2,027,901	Liberty Small Cap Value Fund	Mutual Fund	27,963,565	25,652,946

Lifestyle Aggressive Subtotal					63,197,432

International Equity Fund	3,444,994	Templeton International Fund	Mutual Fund	31,111,064	28,827,499

Core Equity Fund	1,431,372	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	154,824,605	115,649,900

Growth & Income Fund	3,189,356	J & W Seligman Large Cap Value	Mutual Fund	107,495,745	85,646,772
	2,478,841		Collective short term invest fund	2,478,841	2,478,841

					88,125,613

Large Cap Growth Fund	3,680,167	Columbus Circle Core Equity Fund	Mutual Fund	117,028,858	110,225,704
	4,822,366		Collective short term invest fund	4,822,366	4,822,366

					115,048,070

Small Cap Growth Fund	1,519,450	Invesco Small Company Growth Fund	Mutual Fund	17,838,073	12,657,016

Diversified Bond Fund	5,852,490	PIMCO Total Return Admin Fund	Mutual Fund	62,448,101	62,446,063

Small Cap Value Fund	4,039,087	Galaxy Small Cap Value Fund	Mutual Fund	57,779,421	51,094,436

Global Equity Fund	959,597	Janus Worldwide Fund	Mutual Fund	55,354,527	30,831,850

Investment Contract Fund	207,122,611	State Street Bank	Various GICs held at State Street due; 09/15/05	207,122,611	207,122,611

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2001

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Current value
CVS Stock Fund	24,782	CVS Corporation Common Stock Fund*	Common Stock	651,894	618,807
	2,470	Bank of New York*	Collective short term investment fund non-discretionary	2,470	2,470
ESOP Common Stock	1,440,518	ESOP Common Stock*	Common Stock	48,195,359	35,969,734
	314,253		Collective short term investment fund non- discretionary	314,253	314,253

					36,283,987
Allocated CVS Corp
Series One ESOP
Convertible Preference Stock	2,521,926	ESOP Common Stock*	ESOP Common Stock	134,797,914	145,718,319
Allocated Short Term Invest	2,683,959	Short Term Investments*	Short Term Investments	2,683,959	2,683,959
Unallocated CVS Corp
Series One ESOP
Convertible Preference Stock	2,220,760	ESOP Common Stock*	ESOP Common Stock	118,699,607	128,316,785
Unallocated Short Term Invest	1,078	Short Term Investments*	Short Term Investments	1,078	1,078

					$1,212,888,726

*Party-in-interest

See accompanying independent auditor’s report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Date: June 27, 2003	By:	/s/ DAVID B. RICKARD
David B. Rickard Senior Executive and Financial Member of the Plan Committee

EXHIBIT INDEX

Exhibit	Description

23	Consent of Independent Accountants
99.1	Certification by the Senior Executive Member of the Plan Committee as required by Section 906 of Sarbanes-Oxley Act of 2002
99.2	Certification by the Senior Financial Member of the Plan Committee as required by Section 906 of Sarbanes-Oxley Act of 2002